Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE EGM.

A notice convening the EGM to be held at Beijing Soluxe Heyi Hotel Tarim, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 21 October 2021 at 9 a.m. is set out on pages 7 to 8 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 20 October 2021). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

6 September 2021

— i —

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors

“CNPC”	China National Petroleum Corporation, the controlling Shareholder of the Company, which directly holds 80.25% equity interests in the Company as of the date of this circular

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“EGM”	the first extraordinary general meeting of 2021 of the Company to be held at Beijing Soluxe Heyi Hotel Tarim, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 21 October 2021 at 9 a.m.

“EGM Notice”	the notice of the EGM as set out on pages 7 to 8 of this circular

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang	World Tower
Duan Liangwei	16 Andelu
Liu Yuezhen	Dongcheng District
Jiao Fangzheng	Beijing 100011
Huang Yongzhang	PRC
Elsie Leung Oi-sie*
Tokuchi Tatsuhito*	Office Address:
Simon Henry*	9 Dongzhimen North Street
Cai Jinyong*	Dongcheng District
Jiang, Simon X.*	Beijing 100007
PRC

*	Independent non-executive Directors

6 September 2021

To the Shareholders

Dear Sir/Madam,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

INTRODUCTION

We refer to the announcement of the Company dated 25 August 2021 in relation to the proposed election and appointment of Directors. The purpose of this circular is to provide you with information regarding the proposed election and appointment of Directors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM.

LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

The Board proposes to appoint Mr. Hou Qijun (“Mr. Hou”) and Mr. Ren Lixin (“Mr. Ren”) to be Directors. The biographical details of Mr. Hou and Mr. Ren are set out below:

Mr. Hou Qijun, aged 54, is a Director, President and Deputy Secretary of the Party committee of CNPC. Mr. Hou is a professor-level senior engineer with a doctorate degree, who has rich working experience in China’s petroleum and natural gas industry. Mr. Hou was appointed as director and vice president of Daqing Oilfield Co., Ltd. in October 2002, and as president and deputy secretary of the Party committee of Jilin Oilfield Branch in October 2004. He was appointed as secretary of the Party committee and vice president of PetroChina Natural Gas and Pipeline Company in September 2011, and concurrently as director-general and deputy secretary of the Party committee of PetroChina Oil & Gas Control Centre in March 2012. He was appointed as the general manager of the planning department of the Company in November 2013 and as the Vice President of CNPC in March 2017, and concurrently as deputy secretary of the Party committee and president of the Company’s Exploration and Production Branch in April 2017. Mr. Hou was appointed as the Director and Vice President of the Company in June 2017, and as the President of the Company in March 2019. He was appointed as director, president and deputy secretary of the Party committee of China Oil & Gas Pipeline Network Corporation in October 2019, and as a Director, President and Deputy Secretary of the Party committee of CNPC in July 2021.

Mr. Ren Lixin, aged 54, is the senior Vice President of the Company and a member of the Party committee and a Vice President of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor’s degree, who has rich working experience in China’s petroleum and petrochemical industry. Mr. Ren was appointed as a member of the Party committee and the vice president of Dushanzi Petrochemical Branch Company in September 2005, and was then appointed as president, deputy secretary of the Party committee and safety director of Dushanzi Petrochemical Branch Company in October 2018, and concurrently as the executive director and president of Xinjiang Dushanzi Petrochemical Co., Ltd. Mr. Ren was appointed as president and deputy secretary of the Party committee of the Refinery and Chemical Branch of the Company in March 2021. He was appointed as a member of the Party committee and a Vice President of CNPC in June 2021.

Save as disclosed above, and except that the spouse of Mr. Ren held 6,300 A Shares of the Company, as at the date of this circular, Mr. Hou and Mr. Ren (i) did not hold any directorship in any other listed companies in the past three years; (ii) have no relationship with any other Director, supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules) of the Company; and (iii) do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, there is no information on Mr. Hou and Mr. Ren that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Hou and Mr. Ren’s appointments as Directors shall commence upon the approval by the Shareholders and will be three years. The Directors’ emoluments of Mr. Hou and Mr. Ren will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to their duties, responsibilities and performance and the results of the Group.

EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Soluxe Heyi Hotel Tarim, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 21 October 2021 at 9 a.m. to approve, among other things, the proposed election and appointment of Directors by way of ordinary resolution. A form of proxy and the reply slip for use at the EGM are enclosed with this circular.

The EGM Notice is set out on pages 7 to 8 of this circular.

Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Board of Directors Office at Room 0611, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 20 October 2021). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Thursday, 21 October 2021 are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 21 September 2021 to 21 October 2021 (both days inclusive), during which period no share transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM are required to deposit the transfer documents together with the relevant share certificates at the Company’s H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Monday, 20 September 2021 for registration.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Directors is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the EGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Chai Shouping
Company Secretary

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2021 of PetroChina Company Limited (the “Company”) (the “EGM”) will be held at Beijing Soluxe Heyi Hotel Tarim, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 21 October 2021 at 9 a.m. to consider and approve the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the election of the following persons nominated as directors of the Company:

(1)    Mr. Hou Qijun as director of the Company;

(2)    Mr. Ren Lixin as director of the Company.

By Order of the Board
PetroChina Company Limited
Chai Shouping
Company Secretary

6 September 2021

Notes:

1.

The register of members of H Shares of the Company will be closed from Tuesday, 21 September 2021 to Thursday, 21 October 2021 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 20 September 2021. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Thursday, 21 October 2021 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

2.	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Board of Directors Office (Address: Room 0611, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 20 October 2021). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

5.

The completed and signed reply slip accompanying each notice of EGM should be delivered to Board of Directors Office for holders of A shares at Room 0611, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Thursday, 30 September 2021 personally, by mail or by fax (fax number: (8610) 6209 9557; to Hong Kong Registrars Limited for holders of H shares at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

6.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

7.	The address of the Board of Directors Office is as follows:

Room 0611, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Chai Shouping

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

8.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.